  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM 12b-25

  NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-12471
CUSIP NUMBER
040044 109

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Arena Group Holdings, Inc.

Full Name of Registrant

theMaven, Inc.

Former Name if Applicable

200 Vesey Street, 24th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10281

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Arena Group Holdings, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to complete the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”) within the prescribed time frame. As previously disclosed, the Company entered into a Business Combination Agreement, dated November 5, 2023 (the “Transaction Agreement”), with Simplify Inventions, LLC, Bridge Media Networks, LLC, New Arena Holdco, Inc. (“New Arena”), Energy Merger Sub I, LLC, and Energy Merger Sub II, LLC. New Arena filed a registration statement with the SEC on Form S-4 relating to these transactions and has recently been in the process of responding to SEC comments related to the Form S-4. This has required a significant amount of Company time and resources that normally would be devoted to the preparation of the Q1 2024 Form 10-Q. The Company therefore requires additional time to gather information and finalize the Q1 2024 Form 10-Q. There can be no assurance that the transactions contemplated by the Transaction Agreement will be consummated. The Company expects to file the Q1 2024 Form 10-Q within five calendar days following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Douglas B. Smith, Chief Financial Officer	(212)	321-5002
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 18, 2024, the Company discontinued its Sports Illustrated media business (the “SI Business”) that was operated under the Licensing Agreement with ABG-SI, LLC (“ABG”) dated June 14, 2019 (as amended to date, the “Licensing Agreement”). This discontinuation of the SI Business (i.e. discontinued operations) followed the termination of the Licensing Agreement by ABG on January 18, 2024. The last date of any obligation of the Company to perform under the Licensing Agreement was March 18, 2024. In connection with the termination of the Licensing Agreement, the Company recognized a $45 million termination liability and a charge of $39 million related to the impairment of intangible assets related to the SI Business. These factors led to a loss from discontinued operations of approximately $91 million which contributed to a net loss for the three months ended March 31, 2024 of $103 million as compared to a net loss for the three months ended March 31, 2023 of $19 million.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, statements regarding the transactions contemplated by the Transaction Agreement or the successful completion thereof. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including, but not limited to, the risk that the Company is not able to complete its Q1 2024 Form 10-Q in the time period that it currently expects. Other important factors are discussed in detail in “Part I. Item 1A. – Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended and as updated by the Company’s other filings with the Securities and Exchange Commission. Many of these risks, uncertainties, assumptions and other important factors are outside the Company’s control and could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

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Arena Group Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 15, 2024	By	/s/ Douglas B. Smith
Douglas B. Smith
Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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